FORM 51-101F4

NOTICE OF

FILING OF 51-101F1 INFORMATION

On March 22, 2011 TransGlobe Energy Corporation (the "Corporation") filed its reports under section 2.1 of National Instrument 51 - 101 - Standards of Disclosure for Oil and Gas Activities, which can be found for viewing by electronic means in the Corporation's Annual Information Form for the year ended December 31, 2010 dated March 18, 2011 under the Corporation's profile on SEDAR at www.sedar.com.